Exhibit No. 3.1

ARTICLES OF AMENDMENT
TO THE
CHARTER OF INCORPORATION
OF
FIRST SECURITY GROUP, INC.

First Security Group, Inc. (the “Company”) files these Articles of Amendment pursuant to Section 48-20-106 of the Tennessee Business Corporation Act.

I.

NAME.  The name of the Company as it appears of record is First Security Group, Inc.

II.

EFFECTIVE.  The Amendment is to be effective when filed by the Secretary of State.

III.

AMENDMENT.  The Charter of the Company is hereby amended by deleting Section 2.1 in its entirety and inserting the following in lieu thereof:

SECTION 2.1

(a)           The total number of shares of capital stock that the corporation is authorized to issue is Sixty Million (60,000,000) shares, divided into Fifty Million (50,000,000) shares of common stock, $0.01 par value, and Ten Million (10,000,000) shares of preferred stock, no par value (the “Preferred Stock”).

(b)           The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Section, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Tennessee to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and relative rights of the shares of each such series and the qualifications, or restrictions thereof.  The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i)	The number of shares constituting that series and the distinctive designation of that series;

(ii)
The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payments of dividends on shares of that series;

(iii)	Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv)
Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provisions for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v)
Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

(vi)	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii)
The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(viii)	Any other relative rights, preferences, and limitations of that series.

IV.

FORMATION.  The Company is for profit, and the Charter of the Company was filed on February 1, 1999.

V.

ADOPTION.  The Amendment was duly adopted on December 18, 2008 by the shareholders.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on this 19th day of December, 2008.

First Security Group, Inc.

By:
Name: William L. Lusk, Jr.
Title: Executive Vice President and
Chief Financial Officer